AB 3/4

15047010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Trust Portfolios L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 E. Liberty Drive, Suite 400
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine — (630) 765-8798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

AFFIRMATION

I, Mark Bradley, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated schedules pertaining to First Trust Portfolios L.P. and Subsidiaries, for the year ended December 31, 2014, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Mark R Bradley

Signature

CFO, COO

Title

Rene' Carne-Drogos

Notary Public

OFFICIAL SEAL
RENE' CARNE-DROGOS
Notary Public - State of Illinois
My Commission Expires Jul 12, 2016

First Trust

First Trust Portfolios L.P. and Subsidiaries

(SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition
as of December 31, 2014, and
Report of Independent Registered
Public Accounting Firm

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of December 31, 2014, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2015

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
CASH AND CASH EQUIVALENTS	$ 52,105,559
CASH SEGREGATED FOR REGULATORY PURPOSES	1,500,000
DEPOSITS WITH CLEARING ORGANIZATIONS	11,438,031
RECEIVABLES:	
Brokers, dealers, and clearing organizations	265,038
Deferred sales charge	2,533,531
Customers	1,785,733
Interest	43,887
Affiliates	6,063,757
Other	513,248
Total receivables	11,205,194
PREPAIDS	3,787,235
SECURITIES OWNED — At fair value	12,687,238
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $10,378,402	5,674,780
GOODWILL	1,460,137
INTANGIBLE ASSETS — Software development costs, at cost — less accumulated amortization of $926,275	1,475,635
OTHER ASSETS	1,873,299
TOTAL	$ 103,207,108
LIABILITIES AND PARTNERS' CAPITAL	
SHORT-TERM BANK BORROWINGS	$ 1,937,045
FUTURES CONTRACTS — At fair value	44,480
SECURITIES SOLD, NOT YET PURCHASED — At fair value	326,765
PAYABLES:	
Brokers, dealers, and clearing organizations	7,120,601
Customers	630,438
Total payables	7,751,039
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	39,095,160
Total liabilities	49,154,489
PARTNERS' CAPITAL:	
Controlling interest	52,235,513
Non-controlling interest	1,817,106
Total partners' capital	54,052,619
TOTAL	$ 103,207,108

See notes to consolidated financial statement.

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company which provides certain software programs and related services designed to enhance the efficient distribution of fixed income securities and the monitoring of the resulting portfolios. The Company licenses its products and services to third parties within the United States of America. BondWave is also engaged in the business of acting as an investment advisor to clients in the United States of America.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"), a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States of America and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of the Partnership and its majority-owned subsidiaries BondWave and Stonebridge. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents — Cash primarily consists of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $1,500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased, other than units of unit investment trusts, are carried at fair value. Units of unit investment trusts are carried at redemption value, which represents fair value. Principal securities transactions are recorded on a trade-date basis.

Customers' Securities Transactions — Customer securities transactions are recorded on a settlement date basis.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform.

Software Development Costs — Software development costs are accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 985-20, *Costs of Software to Be Sold, Leased, or Marketed* ("Topic 985-20"). Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with Topic 985-20, the Partnership has capitalized software for which the Partnership believes technological feasibility has been established. On an annual basis, the Partnership compares its software development costs to the net realizable value of such assets. At December 31, 2014, the net realizable value of software development costs exceeded the cost of these assets, thus no impairment adjustment was deemed necessary.

Property, Equipment, and Leasehold Improvements — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually as of December 31 for impairment.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2011, 2012, 2013 and 2014 remain open to federal and state audit. As of December 31, 2014, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's consolidated statement of financial condition for uncertain tax positions.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. See Note 4 — *Fair Value Measurement.*

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2014, are summarized as follows:

Computer hardware	$ 2,769,006
Furniture and fixtures	2,906,792
Office equipment	1,058,697
Internal-use software	682,310
Leasehold improvements	8,636,377
	16,053,182
Less accumulated depreciation and amortization	(10,378,402)
Total	$ 5,674,780

4. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement and Disclosures* describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical securities

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the consolidated statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2014.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics. The fair value of securities owned and securities sold, not yet purchased is determined using listed or quoted market prices and are categorized in Level 1 or Level 2 of the fair value hierarchy. There were no significant transfers between the fair value hierarchy levels during the year ended December 31, 2014.

Securities Owned — Securities owned include units of unit investment trusts, state and municipal obligations, shares of closed-end and open-end mutual funds, exchange-traded funds, and common and preferred stock. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy. Fair value of state and municipal obligations are carried at fair value which is based on quoted market prices based on bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate. State and municipal obligations are classified as Level 2 within the fair value hierarchy. Shares of closed-end and open-end mutual funds and exchange-traded funds represent seed investments in such funds. Shares of closed-end and open-end mutual funds and exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of closed-end and open-end mutual funds and exchange-traded funds are classified as Level 1 within the fair value hierarchy. Common stock is carried at fair value which is based on the closing market price as listed on an exchange. Common stock is classified as Level 1 within the fair value hierarchy. Preferred stock is carried at fair value based on prices received from an external pricing source. Preferred stock is classified as Level 2 within the fair value hierarchy.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consist of units of unit investment trusts and are classified as Level 1 within the fair value hierarchy.

Futures Contracts — The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's securities as of December 31, 2014, is as follows:

Valuation Inputs	Level 1	Level 2	Level 3	Totals
Assets				
Securities owned:				
Unit investment trusts	$ 3,392,349	$ -	$ -	$ 3,392,349
State and municipal obligations	-	4,573,286	-	4,573,286
Closed-end funds	664,725	-	-	664,725
Exchange traded funds	1,679,750	-	-	1,679,750
Open-end funds	1,459,449	-	-	1,459,449
Preferred stock	-	185,235	-	185,235
Common stock	732,444	-	-	732,444
Total	$ 7,928,717	$ 4,758,521	$ -	$ 12,687,238
Liabilities				
Securities sold, not yet purchased:				
Unit investment trusts	$ 326,765	$ -	$ -	$ 326,765
Futures contracts	44,480	-	-	44,480
Total	$ 371,245	$ -	$ -	$ 371,245

The Partnership held no securities classified as Level 3 during the year ended December 31, 2014.

As of December 31, 2014, the Partnership held 39 futures contracts with a total notional balance of $2,541,015.

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2014, other than futures contracts and securities sold, not yet purchased.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $793,326 at December 31, 2014.

6. SHORT-TERM BANK BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. The interest rate under this arrangement was 1.375% at December 31, 2014. There were $1,937,045 outstanding borrowings under this arrangement as of December 31, 2014.

7. COMMITMENTS AND CONTINGENCIES

The Partnership has long-term operating leases for office space, including an office facility which is leased from an entity affiliated with management. The following are future minimum lease commitments on the Partnership's long-term leases:

Years Ending December 31	Amount
2015	$ 2,329,285
2016	2,538,050
2017	2,544,623
2018	2,603,608
2019	2,371,666
Thereafter	5,814,111
Total	$ 18,201,343

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

8. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the

Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the unit investment trusts at a loss.

The Partnership in its capacity of a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. RELATED-PARTY TRANSACTIONS

Receivables from affiliates related through common ownership are with First Trust Capital Partners L.L.C., FTP Services, L.L.C. and First Trust Advisors L.P. ("FTA"). The Partnership shares facilities and personnel with these affiliates and allocates to certain of them a portion of the related costs. At December 31, 2014, amounts receivable on this arrangement totaled $3,258,206 and $2,793,976, for FTA and FTP Services, L.L.C., respectively, and are included in receivables from affiliates on the consolidated statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

FTP Services, L.L.C., an affiliate related through common ownership is a Securities and Exchange Commission ("SEC") registered transfer agent which acts as a record keeper, shareholder servicing agent and distribution agent for unit investment trusts which are purchased and sold through the Fund/Serv trading system or directly through the Partnership.

First Trust Capital Partners, L.L.C. ("FTCP"), an affiliate related through common ownership, acquired non-voting preferred membership units in Stonebridge which is included within non-controlling interest in the consolidated statement of financial condition. At December 31, 2014, the Partnership had an amount receivable from FTCP of $5,586. This receivable is included in receivables from affiliates on the consolidated statement of financial condition.

10. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants can contribute up to 100% of their annual salary to the plan to a maximum of $18,000 during the year ended December 31, 2014. Partnership contributions are at the discretion of management.

11. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2014, the Partnership had net capital of $45,570,298 which was $44,545,238 in excess of its required net capital of $1,025,060. The Partnership's ratio of aggregate indebtedness to net capital was 0.34 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2015, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

12. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2014, to assess the need for potential recognition or disclosure in this financial statement. Such events were evaluated through the date the consolidated statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the consolidated statement of financial condition.

* * * * *